UNITED STATES
                        SCHEDULE AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)


                                 CGI Group Inc.
                                (Name of Issuer)


                           Class A Subordinate Shares
                         (Title of Class of Securities)


                                   39945C 10 9
                                 (CUSIP Number)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|     Rule 13d-1(b)
|_|     Rule 13d-1(c)
|X|     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter he disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deem to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO.  39945C 10 9                                         Page 2 of 6 Pages

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                BCE Inc.
                I.R.S. Employer Identification No. - Not applicable
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                (a) |_|  (b) |X|
--------------------------------------------------------------------------------
3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER
NUMBER OF
SHARES                                    59,833,798
BENEFICIALLY                  --------------------------------------------------
OWNED BY                      6       SHARED VOTING POWER
EACH                                      None
REPORTING                     --------------------------------------------------
PERSON                        7       SOLE DISPOSITIVE POWER
WITH
                                          59,833,798
                              --------------------------------------------------
                              8       SHARED DISPOSITIVE POWER
                                          None
--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  59,833,798
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN     |X|
          SHARES (See Instructions)
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   44.57%*
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

                   CO
--------------------------------------------------------------------------------

--------
* BCE owns Class A and Class B shares. The Class B shares are convertible into an equivalent number of Class A shares. Calculation was based on total amount of Class A shares owned after conversion of the Class B shares, over the total amount of Class A shares outstanding plus the Class B shares owned by BCE that are convertible into Class A shares.

Schedule 13G

Item 1 (a)                 Name of Issuer:

                           CGI Group Inc.

Item 1 (b)                 Address of Issuer's Principal Executive Offices:

                           1130 Sherbrooke Street West
                           5th Floor
                           Montreal, Quebec, Canada
                           H3A 2M8

Item 2 (a)                 Name of Person Filing:

                           BCE Inc.

Item 2 (b)                 Address of Principal Business Office:

                           1000, rue de La Gauchetiere Quest Bureau 3700 Montreal, Quebec, Canada H3B 4Y7

Item 2 (c)                 Citizenship:

                           Canada

Item 2 (d)                 Title of Class of Securities:

                           Class A Subordinate Shares

Item 2 (e)                 CUSIP Number

                           39945C 10 9

Item 3                     Not applicable.

Item 4                     Ownership

                  The holdings reported herein are stated as of September 17, 1999. BCE was the beneficial owner of more than 5% of the issuer's Class A Subordinate Shares upon the registration of such shares under the Securities Exchange Act of 1934, as amended, effective July 7, 1998.

         (a)      Amount Beneficially Owned:    59,833,798 shares (including
                                                3,477,366 shares issuable upon
                                                conversion of 3,477,366 of the
                                                issuer's Class B shares held by
                                                BCE)

                  BCE Inc. and Bell Canada, a subsidiary of BCE, are parties to a Second Amended and Restated Options and Shareholders' Agreement dated, November 18, 1998 with the Messrs. Serge Godin, Andre Imbeau and Jean Brassard, each an executive officer of CGI. Pursuant to such agreement, as long as BCE and/or any of its wholly-owned subsidiaries holds at least 20% of the outstanding share capital of CGI, Messrs. Godin, Imbeau and Brassard will vote their shares in order to elect three BCE nominees to the board of CGI. BCE also has rights with respect to various corporate actions, including: certain extraordinary transactions, non-arm's length transactions with affiliates, the appointment or replacement of the Chief Executive Officer, Chief Operating Officer or the Chief Financial Officer. Such agreement may result in BCE being considered a member of a group with Messrs. Godin, Imbeau and Brassard under Rule 13d-5.

                  Messrs. Godin, Imbeau and Brassard are the three majority shareholders in CGI's capital. They jointly hold 16,860,562** Class A shares (including 15,866,825 Class A shares issuable upon conversion of 15,886,825 Class B shares and 765,200 Class A shares issuable upon the exercise of options.

                  BCE disclaims beneficial ownership of such shares.

         (b)      Percent of Class:      44.57% (58.62%
                                         including shares to which beneficial
                                         ownership disclaimed)

         (c)      Number of Shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:     59,833,798

                  (ii)  Shared power to vote or to direct the vote:   none

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                      59,833,798

                  (iv)  Shared power to dispose or to direct the disposition of:
                                                                      none

Item 5                  Ownership of Five Percent or Less of a Class:

                                  Not Applicable
--------
** Represents ownership as of December 31, 1998 as reported in Schedule 13G filings made by Messrs. Godin, Imbeau and Brassard on September 7, 1999.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:


                              Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

                  59,833,798 of the CGI Group Inc. Class A Subordinate Shares covered by this Schedule 13G are registered in the name of 3588513 Canada, a wholly-owned subsidiary of BCE Inc.

Item 8         Identification and Classification of Members of the Group:

                               Not Applicable

Item 9         Notice of Dissolution of Group:

                                Not Applicable

Item 10        Certification:

                                Not Applicable

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 22, 1999




                                          /s/ Marc J. Ryan
                                         ----------------------------------
                                         Signature

                                         Marc J. Ryan
                                         Vice-President, Associate General
                                         Counsel and Corporate Secretary